Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer, as applicable, of Oasis Management (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Seth Fischer serves as a director of Oasis Management. His business address is c/o Oasis Management (Hong Kong), 25/F, LHT Tower, 31 Queen's Road Central, Central, Hong Kong. His principal occupation is to supervise and conduct all investment activities of Oasis Management. Mr. Fischer is a citizen of Germany.

Phillip Meyer serves as a director of Oasis Management. His business address is c/o Oasis Management (Hong Kong), 25/F, LHT Tower, 31 Queen's Road Central, Central, Hong Kong. His principal occupation is acting as the General Counsel at Oasis Management (Hong Kong). Mr. Meyer is a citizen of Saint Kitts.

William John Messer serves as a director of Oasis Management. His business address is c/o Five Continents Partners Limited, 4th Floor Anderson Square, 64 Shedden Road, P.O. Box 10324, Grand Cayman, KY1-1003, Cayman Islands. His principal occupation is as a lawyer. Mr. Messer is a citizen of the British Overseas Territories (Cayman Islands).

Amy Michelle Hubble serves as a director of Oasis Management. Her business address is c/o Radix Financial Cayman, LLC, 5th Floor Anderson Square, 64 Shedden Road, George Town, Cayman Islands. Her principal occupation is as a financial advisor. Ms. Hubble is a citizen of the United States.